RadTek, Inc.

9900 Corporate Campus Drive

Suite 3000

Louisville, KY 40223

November 7, 2014

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:

RadTek, Inc.

Amendment No. 5 to Registration Statement on Form S-1

Filed October 20, 2014

File No. 333-195548

This amendment is being filed to attach the March 18, 2013 Articles of Amendment.

The company acknowledges that:

 - should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

 - the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

 - the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

/s/ Kwang Hyun Kim

Kwang Hyun Kim

Chief Executive Officer

RadTek, Inc.